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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Davis                      Steven
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                               1075 First Avenue
    ----------------------------------------------------------------------------
                                   (Street)

                           King of Prussia, PA 19406
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   Global Sports, Inc. (GSPT)
                                             -----------------------------------

3.  I.R.S. or Social Security Number of Reporting Person
    (Voluntary)
               --------------

4.  Statement for Month/Year  December 29, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (check all applicable)

    [ ] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Senior Vice President, Marketing
    --------------------------------

7.  Individual or Joint/Group Reporting  (Check Applicable Line)

     X  Form Filed by One Reporting Person
    ---

    ___ Form Filed by More than One Reporting Person

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at            Direct       Bene-
                                Day/                                                    End of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                    4                                           100(1)             D
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

* If form is filed by more than one reporting person, see instruction 4(b)(v).

(1) The Form 4 filed by Reporting Person for the month-ended November 30, 2001 incorrectly stated, in Table 1, Column 5, the amount of securities owned by Reporting Person. This Form 5 serves to, among other things, amend such Form 4 to correctly state, in Table 1, Column 5, the amount of securities owned by Reporting Person.

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $5.563              01.03.01                 A                  75,000
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $9.00               07.19.01                 A                  60,000
-----------------------------------------------------------------------------------------------------------------------------

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
------------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity               ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 --------------------------------------------                                Owned                 (D) or             ship
 Date          Expira-              Amount or                                at End                Indi-              (Instr. 4)
 Exer-         tion         Title   Number of                                of Year               rect (I)
 cisable       Date                 Shares                                   (Instr. 4)            (Instr. 4)

------------------------------------------------------------------------------------------------------------------------------------
                            Common
(1)            01.03.11     Stock    75,000                                 75,000                D
------------------------------------------------------------------------------------------------------------------------------------
                            Common
(2)            07.19.00     Stock    60,000                                 60,000                D
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

Explanation of Responses:

(1) Equity Incentive Plan option which was granted on January 3, 2001 becomes exercisable as follows: 18,750 shares on each of January 4, 2001, January 4, 2002, January 4, 2003 and January 4, 2004.

(2) Equity Incentive Plan option which was granted July 19, 2001, becomes exercisable as follows: 22,700 shares on July 20, 2001 and 37,300 shares on February 20, 2004.


               /s/ Steven Davis           January 29, 2002
       --------------------------------  ------------------
       **Signature of Reporting Person        Date

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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